UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, March 8th, 2010

Results for the fiscal year ended on December 31st, 2009

Pampa Energía S.A. (“Pampa” or the “Company”), announces the results for the fiscal year ended on December 31st, 2009.

Stock Information	Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces today the results for the fiscal year ended on December 31st, 2010:
Buenos Aires Stock Exchange
Ticker: PAMP

NYSE
Ticker: PAM
Consolidated net sales revenue of AR$4,094.1 million, 2.0% higher than the AR$4,013.8 million for the same period of 2008, due to 27.5% (AR$62.8 million) and 3.9% (AR$77.7 million) increases in the transmission and distribution segments, respectively, partially offset by 3.2% (AR$56.8 million) and 56.6% (AR$19.7 million) reductions in the generation and holding segments, respectively.
1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres. CEO
Mariano Batistella. Investor Relations	Consolidated EBITDA[1] of AR$741.0 million, 12.5% lower than the AR$846.4 million for the same period of 2008, due to 8.6% (AR$27.4 million), 17.8% (AR$83.6 million) and 52.6% (AR$10.4 million)reductions in the generation, distribution and holding segments, respectively, partially offset by a 22.1% (AR$17.2 million) increase in the transmission segment.

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Consolidated gain on subsidiaries bonds’ repurchase of AR$245.5 million, which added to the AR$190.3 million gain as of December 31st, 2008, totals AR$435.8 million.

Consolidated net income of AR$214.7 million, 86.7% higher than the AR$115.0 million for the same period of 2008, mainly due to the appreciation in value of financial asset holdings and the previously mentioned results from repurchase of financial debt.

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Main Results for the Fourth Quarter 20091:

Consolidated net sales revenue of AR$822.4 million in the fourth quarter of 2009, 22.8% lower than the AR$1,064.8 million for the same period of 2008, due to 35.4% (AR$140.2 million), 17.4% (AR$105.2 million) and 98.0% (AR$27.2 million) reductions in the generation, distribution and holding segments, respectively, partially offset by a 11.9% (AR$7.5 million) increase in the transmission segment.

Consolidated EBITDA2 of AR$110.4 million, 58.3% lower than the AR$264.8 million for the same period of 2008, due to 60.2% (AR$44.6 million), 57.3% (AR$91.7 million) and AR$17 million reductions in the generation, distribution and holding segments, respectively, partially offset by a 15.3% (AR$2.8 million) increase in the transmission segment..

Consolidated gain on subsidiaries bonds’ repurchases of AR$0.6 million in the fourth quarter of 2009.

Consolidated net loss of AR$40.0 million in the fourth quarter of 2009 compared to a consolidated gain of AR$65.5 million for the same period of 2008, due to losses in our generation, distribution and holding segments (AR$11.5 million, AR$6.0 million and AR$24.6 million, respectively), that offset the gain in our transmission segment (AR$2.2 million).

1. Bonds’ repurchases

1.1 | Subsidiaries Bonds’ Repurchases

     In 2009, we have continued repurchasing bonds issued by Edenor, EASA, Transener, Central Térmica Güemes and Central Térmica Loma de la Lata. The decision to repurchase was based mainly on the drop in value of these bonds, providing an attractive investment and an opportunity to decrease the indebtedness of those subsidiaries.

     During the fiscal year 2009, Pampa and its subsidiaries have repurchased a total of US$229 million of the principal amount of its subsidiaries` bonds at an average price of 55% of par value. As a result of these acquisitions, Pampa recorded a consolidated gain of AR$245 million.

     As of December 31st, 2009, and including the repurchases done in 2008, Pampa and its subsidiaries have repurchased a total of US$334 million of principal amount of bonds at an average price of 54% of par value. The following tables summarize our bonds outstanding in pesos and dollars, the repurchases made and the gains generated by repurchases as of December 31st, 2009:

______________________________________
1 The financial information presented in this document for the fourth quarters ended December 31, 2009 and 2008 are derived from the audited and unaudited financial statements prepared in accordance with Argentine GAAP for the fiscal years ended December 31, 2009 and 2008 and the nine month periods ended September 30, 2009 and 2008, respectively.
2 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Bonds in US$

			Amount	Amount	Amount	Repurchase
Subsidiary	Long-Term Notes	Maturity	Issued	Repurchased[1]	Outstanding	Results[2]	Agreed rate
			(US$ thousands )	(US$ thousands)	(US$ thousands)	(AR$ thousands)
	At Par fixed rate	2016	220,000	83,502	136,498	140,727	8.875%
Transener
	At Par class 6 [3]	2016	12,397	9,322	3,075		3% to 7%

	At Par variable rate	2019	12,656	0	12,656		Libor + 0% to 2%
Edenor	At par fixed rate	2016	80,048	64,761	15,287	175,119	3% to 10%
	At Par fixed rate	2017	220,000	71,310	148,690		10.5%

	At Par fixed rate	2017	12,874	234	12,640		3% to 5%
EASA						101,852
	At Discount fixed rate	2016	76,545	75,452	1,093		11%

	At Par fixed rate	2013	6,069	855	5,214		2.0%
CTG						17,815
	At Par fixed rate	2017	22,030	18,196	3,834		10.5%

Loma de la Lata[4]	At Discount fixed rate	2015	189,299	10,635	178,664	244	11.25%

Total			851,918	334,267	517,651	435,757

[1] 100%, not adjusted for minority interests.
[2] Includes AR$190.3 million as of December 31st, 2008. Does not include income tax expense and minority interests.
[3] Amount issued refers to the amount outstanding as of December 31st, 2008.
[4] Amount issued includes capitalized interest.

Bonds in AR$

Subsidiary	Long and Short-Term Notes	Maturity	Amount	Amount	Amount	Repurchase
			Issued	Repurchased	Outstanding	Results	Agreed rate
			(AR$ thousands )	(AR$ thousands)	(AR$ thousands)	(AR$ thousands)
							Badlar Privada +
Edenor	At Par variable rate	2013	75,700	0	75,700	0	6,75%

							Badlar Privada +
	Short-term note	2010	25,215	0	25,215		4,70%

CPB						0
							Badlar Privada +
	Short-term note	2010	48,380	0	48,380		3,00%

Total			149,295	0	149,295	0

     It´s important to note that the funds for these repurchases were raised through various shareholders’ capital contributions received through capital increases at Pampa and its subsidiaries. In the case of bonds repurchased by Pampa, funds remaining from the AR$1,300 million capital increase of February 2007 were used. The bonds acquired by Edenor were purchased with the funds remaining from the US$61 million capital increase of April 2007. Meanwhile, the bonds repurchased by Transener were mainly financed by the collection of the amortization of the canon for the Fourth Line.

     Finally, from January 1st, 2010 until the date of this report, Pampa and its subsidiaries have repurchased a total of US$13.5 million in face value of its subsidiaries’ bonds, having paid US$10.8 million.

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2. Relevant Events

2.1 | Issuance of Short-term notes (“VCP”) by Central Piedra Buena (“CPB”)

     On October 26th, 2009, CPB issued a VCP for AR$48.4 million accruing an interest of Badlar private plus a 3% margin. The capital repayment will be made in one payment 360 days from the date of issuance and the interest is payable quarterly.

2.2 | Creation of a Global Program of Simple Notes of Central Térmica Loma de la Lata (“CTLLL”)

     On December 28th, 2009, the Ordinary General Shareholders’ Meeting of CTLLL approved the creation of a program for the issuance of simple notes, non-convertible into shares, for a maximum amount which in any moment cannot exceed US$50 million (or its equivalent in other currencies), by which CTLLL will be able to issue different classes and/or series of simple notes, non-convertible into shares, subordinated or not, with ordinary, special and/or floating guarantee, with or without non recourse, and with or without third party guarantees.

2.3 | Investment Agreement in Rincón del Mangrullo

     On November 19th, 2009, our subsidiary Petrolera Pampa S.A. (“PEPASA”) accepted an offer from YPF S.A. ("YPF") to enter into an investment agreement (the "Agreement") regarding the exploitation of a block known as "Rincón del Mangrullo" (the "Area"), which was formerly part of the Neuquén Basin Area IX, located in the Province of Neuquén and over which YPF holds an Exploitation Concession.

     Subject to the fulfillment of certain conditions precedent and to the terms and conditions of the Agreement, PEPASA will, in due course, carry out investments in the Area up to a maximum of US$29 million in exchange for the cession by YPF to certain rights and obligations, including the right to over 50% of the hydrocarbon production obtained from the geological formations in the Area subject to the Agreement.

     In addition, and subject to certain additional investments, PEPASA will have the option to acquire all or part of the natural gas production corresponding to YPF in accordance to its percentage participation in the Area.

     One of Pampa's objectives in connection with this Agreement is to contribute to the supply of natural gas for Central Térmica Loma de la Lata ("CTLLL"). The fulfillment of the Agreement, and the potential exercise of the option described above, could represent up to 11% of CTLLL's natural gas consumption.

2.4 | Cancelation of Hidroeléctrica Los Nihuiles (“HINISA”)’s Employee Stock Option Plan

     On December 18th, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to the Employee Stock Option Plan, representative of 2% of its capital stock. In turn, HINISA paid the shareholders of the Class “E” shares AR$4.4 million. As a consequence of said capital reduction, Pampa now indirectly controls 47% of the shares and votes of HINISA.

2.5 |Declaration of Early dividend

     In order to preserve Pampa’s equity value and to ensure equal treatment amongst its shareholders, Pampa's Board of Directors has decided to once again implement a procedure that it believes is useful and efficient by declaring an early dividend against which it will compensate for the personal asset tax amounts corresponding to its shareholders that Pampa has to pay to the Argentine tax authority for the fiscal period of 2009.

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     Pampa has declared an early dividend of AR$ 18,314,331, (AR$0.012 per common share). As of the first business day of 2010, registered coupons were issued representing the early dividend, with a payment date of March 26, 2010, which is the date by which the definitive amount of the tax payment will be known. The coupons will have a trading restriction until the payment date to preserve the identity of the shareholders subject to the tax as well as the identity of the shareholders entitled to the dividend. Pampa´s shares trade ex coupon as of the first business day of 2010.

     On March 26, 2010, Pampa will pay the early dividend to the shareholders and will withhold the corresponding amount of personal asset tax from those shareholders who are subject to the tax. Argentine companies and holders of common shares from Switzerland, Chile and Spain are not subject to this tax (ADS holders are taxed in all cases).

2.6 |Authorization for capital reduction

     On March 5th, 2010, the Buenos Aires Stock Exchange authorized the capital reduction requested by Pampa of up to 211,883,347 ordinary shares of AR$1 nominal value with the right to one vote per share. Said shares, representing 13.9% of Pampa's capital stock, were repurchased by the Company during 2008 and 2009.

     The approval of the capital reduction will be considered by the Extraordinary Shareholders' Meeting of Pampa which will be held on April 23, 2010.

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3. Financial Highlights

3.1 |Consolidated Balance Sheet (AR$)

	12.31.09		12.31.09
ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and banks	158,043,109	Accounts payable	505,832,717
Short-term investments	467,697,236	Financial debt	412,462,950
Trade receivables, net	579,618,129	Salaries and social security payable	165,486,337
Other receivables, net	281,693,866	Taxes payable	203,170,182
Materials & spare parts	23,663,869	Other liabilities	78,508,237
Inventories	18,964,879	Provisions	62,813,000
Other assets	138,591,381
Total current assets	1,668,272,469	Total current liabilities	1,428,273,423

NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Trade receivables, net	263,057,717	Accounts payable	80,625,236
Long-term investments	170,674,025	Financial debt	1,703,992,392
Other receivables, net	186,046,964	Salaries and social security payable	56,691,091
Materials & spare parts	18,584,000	Taxes payable	578,815,215
Inventories	1,143,736	Other liabilities	631,307,457
Fixed assets, net	6,274,919,476	Provisions	17,729,148
Intangible assets, net	297,564,513	Total non-current liabilities	3,069,160,539
Other assets	113,018,681	Total liabilities	4,497,433,962
Sub-total non-current assets	7,325,009,112

Goodwill, net	569,252,345	Minority interest	1,728,422,005

Total non-current assets	7,894,261,457	Shareholders' equity	3,336,677,959

		Total liabilities, minority interest and
Total assets	9,562,533,926	shareholders' equity	9,562,533,926

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3.2 | Consolidated Income Statement for the fiscal years 2009 and 2008 (AR$)

	Fiscal year ended	Fiscal year ended
	December 31st, 2009	December 31st, 2008
Sales revenue	4,094,070,971	4,013,831,854
Cost of sales	(3,197,265,987)	(3,082,359,252)
Gross profit	896,804,984	931,472,602
Selling expenses	(157,000,752)	(139,651,639)
Administrative expenses	(328,455,558)	(262,382,978)
Goodwill amortization	(20,004,543)	(19,839,155)
Operating income	391,344,131	509,598,830
Financial and holding results generated by assets:
Interest income	38,654,815	45,636,644
Taxes and bank commissions	(19,620,035)	(13,528,736)
Foreign currency exchange difference	80,313,136	90,568,216
Result of receivables measured at present value	8,352,722	19,464,608
Holding results on financial assets	128,453,780	(19,330,941)
Impairment of fixed assets and other assets	(18,502,059)	(73,576,352)
Holding results on other assets	12,196,568	-
Other financial results	8,847,015	(341,394)
Sub-total	238,695,942	48,892,045
Financial and holding results generated by liabilities:
Interest expense	(213,514,657)	(194,838,841)
Foreign currency exchange difference	(178,701,629)	(201,122,752)
Result from repurchase of financial debt	245,462,895	190,294,189
Taxes and bank commissions	(7,521,730)	(23,635,867)
Other financial results	(3,504,303)	(651,547)
Sub-total	(157,779,424)	(229,954,818)
Total financial and holding results, net	80,916,518	(181,062,773)

Other income and expenses, net	(2,010,213)	(23,193,694)

Income before taxes and minority interest	470,250,436	305,342,363

Income tax and tax on assets	(160,202,472)	(108,841,126)

Minority interest	(95,311,143)	(81,477,509)

Net income	214,736,821	115,023,728

Basic income per share	0.1544	0.0765
Diluted income per share	0.1453	0.0747

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3.3 | Consolidated Income Statement for the 4Q09 and 4Q08 (AR$)

	4Q09	4Q08

Sales revenue	822,361,856	1,064,843,864
Cost of sales	(657,951,826)	(765,321,049)
Gross profit	164,410,030	299,522,815
Selling expenses	(89,988,401)	(77,523,841)
Administrative expenses	(45,746,570)	(39,786,442)
Goodwill amortization	(5,002,595)	(4,879,936)
Operating income	23,672,464	177,332,596
Financial and holding results generated by assets:
Interest income	3,971,957	17,462,227
Taxes and bank commissions	(11,315,597)	(9,088,668)
Foreign currency exchange difference	2,907,711	80,216,531
Result of receivables measured at present value	338,395	(6,552,833)
Holding results on financial assets	6,323,769	(10,106,200)
Impairment of fixed assets and other assets	(322,916)	(13,511,798)
Holding results on other asset	12,196,568	-
Other financial results	10,642,402	(2,809,899)
Sub-total	24,742,289	55,609,360
Financial and holding results generated by liabilities:
Interest expense	(52,475,811)	(49,589,791)
Foreign currency exchange difference	2,595,115	(194,823,205)
Result from repurchase of financial debt	633,130	169,868,834
Taxes and bank commissions	2,651,341	(13,695,076)
Other financial results	8,405,692	(679,534)
Sub-total	(38,190,533)	(88,918,772)
Total financial and holding results, net	(13,448,244)	(33,309,412)

Other income and expenses, net	(11,006,146)	(11,296,630)

Income before taxes and minority interest	(781,926)	132,726,554

Income tax and tax on assets	(30,735,064)	(33,672,327)

Minority interest	(8,444,091)	(33,546,545)

Net income	(39,961,081)	65,507,682

Basic income per share	(0.0358)	0.0440
Diluted income per share	(0.0372)	0.0432

The financial information presented in this document for the fourth quarters ended December 31, 2009 and 2008 are derived from the audited and unaudited financial statements prepared in accordance with Argentine GAAP for the fiscal years ended December 31, 2009 and 2008 and the nine month periods ended September 30, 2009 and 2008, respectively.

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4 | Results’ analysis for the fourth quarter ended on December 31st, 2009 compared to the same period of 2008

     During the fourth quarter of 2009, Consolidated sales revenue decreased to AR$822.4 million, 22.8% lower than the AR$1,064.8 million for the same period of 2008, due to 35.4% (AR$140.2 million), 17.4% (AR$105.2 million) and 98.0% (AR$27.2 million) reductions in the generation, distribution and holding segments, respectively, partially offset by a 11.9% (AR$7.5 million) increase in the transmission segment.

     Consolidated EBITDA2 amounted to AR$110.4 million, 58.3% lower than the AR$264.8 million for the same period of 2008, due to 60.2% (AR$44.6 million), 57.3% (AR$91.7 million) and AR$17 million reductions in the generation, distribution and holding segments, respectively, partially offset by a 15.3% (AR$2.8 million) increase in the transmission segment.

     Consolidated gain on subsidiaries bonds’ repurchases amounted to AR$0.76million, lower than the AR$169.9 million for the same period of 2008, due to lower volume of bonds repurchased during the fourth quarter of 2009.

     Finally, we presented a consolidated net loss of AR$40.0 million in the fourth quarter of 2009 compared to a consolidated gain of AR$65.5 million for the same period of 2008, due to losses in our generation, distribution and holding segments (AR$11.5 million, AR$6.0 million and AR$24.6 million, respectively), that offset the gain in our transmission segment (AR$2.2 million).

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Generation Segment

				Fiscal year ended on
				December, 31st

			% Change
Generation Segment, consolidated (AR$ million)	4Q09	4Q08	4Q09	2009	2008	% Change

Sales revenue	256.2	396.4	-35.4%	1,723.9	1,780.7	-3.2%
Cost of sales	(213.2)	(303.8)	-29.8%	(1,400.7)	(1,454.2)	-3.7%
Gross profit	43.0	92.6	-53.5%	323.2	326.5	-1.0%
Administrative expenses	(24.0)	(33.0)	-27.4%	(76.0)	(57.9)	31.2%
Selling expenses	(4.0)	(2.9)	36.8%	(18.0)	(9.8)	82.7%
Goodwill amortization	(3.8)	(3.6)	4.5%	(15.2)	(14.7)	3.4%
Operating income	11.3	53.0	-78.8%	214.0	244.0	-12.3%
Financial and holding results:
Generated by assets	0.1	50.0	-99.7%	89.3	29.6	201.9%
Generated by liabilities	(10.5)	(77.5)	-86.5%	(135.7)	(109.8)	23.6%
Other income and expenses, net	(2.6)	(1.8)	41.5%	(2.7)	(1.4)	100.6%
(Loss) Gain before income tax and minority interest	(1.6)	23.7	-106.9%	164.9	162.5	1.5%
Income tax	(4.7)	(6.9)	-31.0%	(68.4)	(62.7)	9.1%
Minority interest	(5.1)	(9.8)	-47.8%	(38.6)	(37.7)	2.6%
Net income (Loss) for the period	(11.5)	7.0	-263.6%	57.8	62.1	-6.9%

EBITDA[1]	29.5	74.1	-60.2%	291.2	318.6	-8.6%

     Net sales in the fourth quarter of 2009 from our generation activities decreased by 35.4% to AR$256.2 million from AR$396.4 million for the same period of 2008, mainly due to a decrease in the amount of electricity sold that more than offset an increase in the average electricity prices in the period. Net consolidated sales of the segment include sales of energy and services, and we eliminate the intercompany sales within the segment. In the fourth quarters of 2009 and 2008 energy sales were AR$253.5 million and AR$399.2 million, respectively, sales of services (from Pampa Generación) were AR$15.8 million and AR$11.8 million, respectively, and intercompany eliminations were AR$13.1 million and AR$14.6 million, respectively. The AR$145.6 million decrease in energy sales was mainly due to the fact that the increase in the average electricity prices calculated for our subsidiaries (AR$163.6 per MWh for the fourth quarter of 2009, compared to AR$152.7 per MWh for the same period of 2008, representing an increase of AR$25.8 million), was more than offset by a decrease in the quantity of electricity sold (1,549 GWh in the fourth quarter of 2009, compared to 2,595 GWh for the same period in 2008, representing a reduction of AR$171.4 million). Average electricity prices increases reflect the average fuel cost increases and the higher price of electricity of our term electricity contracts. The reduction in the generation is principally explained by a lower dispatch at our generation units and by the unavailability of some of our specific units in the fourth quarter of 2009 when compared to the same quarter of 2008.

     The cost of sales decreased by 29.8% to AR$213.2 million in the fourth quarter of 2009 from AR$303.8 million in the same period of 2008, primarily due to a AR$93.8 million decrease in fuel expenses (due to the lower generation in the fourth quarter of 2009) and a AR$4.6 million decrease in the cost of energy purchases at our hydro units, that more than compensated increases in personnel and third party services costs at our hydro units (AR$2.9 million) and thermal units (AR$5.8 million).

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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The increase in personnel and third party fees costs is mainly due to the increase in wages and cost of third party services amongst periods.

     Therefore, the gross profit related to our generation activities decreased by 53.5% to AR$43.0 million in the fourth quarter of 2009 from AR$92.6 million in the same period of 2008, mainly due to the lower energy sales that more than offset higher average electricity prices and lower cost of sales. The gross margin related to our generation activities decreased by 28.1% to 16.8% over sales for the fourth quarter of 2009 from 23.4% over sales for the same period in 2008, primarily due to the factors described above and to greater incidence, per unit sold, of fixed operating costs.

     Selling expenses increased to AR$4.0 million in the fourth quarter of 2009 from AR$2.9 million for the same period of 2008. In addition, administrative expenses decreased to AR$24.0 million for the fourth quarter of 2009 from AR$33.0. This decrease resulted from an administrative reorganization in early 2009 that involved the transfer of personnel from the holding segment into Pampa Generación (included in this segment as part of thermal generation). Within administrative costs of the generation segment, we reclassified certain administrative costs that were previously recorded under third party expenses as personnel costs. In the fourth quarter of 2008 this segment recorded accumulated services provided by the holding segment for AR$24.2 million as third party expenses. This intersegment sale was eliminated from our consolidated administrative expenses in the eliminations segment.

     The operating income related to our generation activities decreased by 78.8% to AR$11.3 million for the fourth quarter of 2009, from AR$53.0 million for the same period of 2008. The total operating margin related to our generation activities decreased by 67.1% to 4.4% over sales for the fourth quarter of 2009 from 13.4 % over sales for the same period in 2008, as the reduction in the gross margin more than offset the reduction in administrative costs. Consolidated EBITDA associated with our generation activities decreased 60.2% to AR$29.5 million in the fourth quarter of 2009.

     Financial and holding results, net, related to our generation activities represented a loss of AR$10.4 million for the fourth quarter of 2009 compared to a loss of AR$27.5 million for the same period of 2008, primarily due to losses generated by net interest expenses (AR$9.8 million) and losses generated by net foreign exchange differences (AR$1.8 million), that were partially compensated by gains from holding results on financial assets (AR$4.6 million). In the same period of 2008 our generation segment registered losses from impairment of assets (AR$13.5 million) and losses from taxes and bank commissions and for foreign exchange differences generated by liabilities (AR$15.0 million and AR$46.9 million, respectively) that were partially offset by gains on foreign exchange differences generated by assets (AR$62.4 million).

     The generation segment had other expenses, net of AR$2.6 million for the fourth quarter of 2009. Additionally, the generation segment recorded an expense for income taxes of AR$4.7 million for the fourth quarter of 2009 and an expense for minority interests of AR$5.1 million.

     Finally, our generation activities recorded a net loss of AR$11.5 million for the fourth quarter of 2009, compared to net gain of AR$7.0 million for the same period in 2008.

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Transmission Segment

				Fiscal year ended on
				December, 31st

			% Change
Transmission Segment, consolidated (AR$ million)	4Q09	4Q08	4Q09	2009	2008	% Change

Sales revenue	70.0	62.5	11.9%	291.3	228.5	27.5%
Cost of sales	(53.7)	(48.9)	9.7%	(220.1)	(178.1)	23.6%
Gross profit	16.3	13.6	20.1%	71.2	50.4	41.2%
Administrative expenses	(10.7)	(9.7)	9.7%	(37.5)	(29.6)	26.5%
Selling expenses	-	-	NA	-	-	NA
Goodwill amortization	0.2	0.3	-29.2%	0.8	0.8	-4.6%
Operating income	5.8	4.1	41.5%	34.5	21.6	59.6%
Financial and holding results:
Generated by assets	0.3	(2.3)	NA	9.8	0.7	1297.1%
Generated by liabilities	(4.9)	(26.4)	-81.4%	(14.0)	(53.2)	-73.7%
Other income and expenses, net	1.5	1.4	3.7%	4.7	9.8	-51.6%
(Loss) Gain before income tax and minority interest	2.7	(23.2)	NA	35.0	(21.1)	NA
Income tax	0.6	(3.8)	NA	(4.8)	(7.3)	-34.8%
Minority interest	(1.1)	13.6	NA	(12.7)	16.1	NA
Net income (Loss) for the period	2.2	(13.4)	NA	17.4	(12.4)	NA

EBITDA[1]	21.0	18.2	15.3%	95.1	77.9	22.1%

Transener's Consolidation Summary (AR$ million)	4Q09	2009
Net Income (Loss) Transener	4.1	46.8
- 73,6% Minority Interests	(3.0)	(34.5)
- Other consolidation adjustments[2]	1.1	5.1
Net Income (Loss) Transmission Segment	2.2	17.4

     Net sales in connection with our transmission activities increased by 11.9% to AR$70.0 million for the fourth quarter of 2009, compared to AR$62.5 million for the same period in 2008. Net regulated sales were lower at AR$34.7 million for the fourth quarter of 2009 compared to AR$36.8 million for the same period in 2008 and royalties for the Fourth Line decreased to AR$10.3 million for the fourth quarter of 2009 from AR$11.0 million for the same period in 2008; both decreases were due to the recognition of accumulated monetary penalties in the fourth quarter of 2009. Other net revenues increased to AR$25.0 million for the fourth quarter of 2009 from AR$14.7 million for the fourth quarter of 2008 mainly as the result of operation, maintenance and supervision work done during the quarter and from unregulated revenues from Transba and Transener’s international operations.

     The cost of sales increased by 9.7% to AR$53.7 million in the fourth quarter of 2009 compared to AR$48.9 million for the same period of 2008, mainly due to wage increases.

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

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     Therefore, gross profit related to our transmission activities increased by 20.1% to AR$16.3 million for the fourth quarter of 2009 from AR$13.6 million for the same period in 2008, primarily due to the increase in unregulated revenues. The gross margin related to our transmission activities increased by 7.3% to 23.3% over sales for the fourth quarter of 2009 from 21.7% over sales for the same period in 2008, reflecting the higher margin of unregulated sales.

     We do not record selling expenses related to our transmission activities. Administrative expenses increased by 9.7% to AR$10.7 million for the fourth quarter of 2009 from AR$9.7 million for the same period in 2008.

     Operating income increased by 41.5% to AR$5.8 million for the fourth quarter of 2009 from AR$4.1 million in the same period of 2008. The total operating margin increased by 26.4% to 8.3% over sales for the fourth quarter of 2009 from 6.6% over sales for the same period in 2008.

     The consolidated EBITDA related to our transmission activities increased by 15.3% to AR$21.0 million for the fourth quarter of 2009, mainly explained by higher revenues due to increases in non regulated revenues that more than compensated the increases in wages and security charges.

     Financial and holding results, net, represented a loss of AR$4.6 million for the fourth quarter of 2009 compared to a loss of AR$28.7 million for the same period of 2008, primarily due to the losses generated by net interest expenses (AR$7.6 million) and by taxes and bank commissions (AR$1.3 million) that were partially offset by net gains related to net foreign exchange differences (AR$1.9 million) and by the repurchase of Transener’s own financial debt (AR$2.6 million). In the fourth quarter of 2008 our transmission segment recorded net losses for foreign exchange differences of AR$36.3 million.

     The transmission segment had other income, net of AR$1.5 million for the fourth quarter of 2009. Additionally, the transmission segment recorded a benefit for income taxes of AR$0.6 million for the fourth quarter of 2009 and an expense for minority interest of AR$1.1 million.

     Finally, our transmission activities recorded a net gain of AR$2.2 million for the fourth quarter of 2009, compared to a net loss of AR$13.4 million for the same period in 2008.

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Distribution Segment

				Fiscal year ended on
				December, 31st

			% Change
Distribution Segment, consolidated (AR$ million)	4Q09	4Q08	4Q09	2009	2008	% Change

Sales revenue	499.6	604.8	-17.4%	2,077.9	2,000.2	3.9%
Cost of sales	(391.3)	(416.1)	-6.0%	(1,569.7)	(1,451.4)	8.2%
Gross profit	108.4	188.8	-42.6%	508.1	548.8	-7.4%
Administrative expenses	(47.8)	(39.7)	20.4%	(178.4)	(140.6)	26.9%
Selling expenses	(41.6)	(36.5)	13.9%	(138.0)	(126.3)	9.3%
Goodwill amortization	(1.4)	(1.4)	-3.6%	(5.5)	(5.6)	-1.7%
Operating income	17.6	111.1	-84.2%	186.2	276.4	-32.6%
Financial and holding results:
Generated by assets	8.1	6.9	17.7%	78.7	24.2	225.8%
Generated by liabilities	(26.4)	(56.4)	-53.2%	(176.7)	(157.0)	12.5%
Other income and expenses, net	(4.5)	(6.6)	-31.6%	2.0	(29.4)	NA
(Loss) Gain before income tax and minority interest	(5.3)	55.0	-109.6%	90.2	114.2	-21.0%

Income tax	1.5	(18.2)	NA	(61.1)	(43.5)	40.6%
Minority interest	(2.3)	(37.3)	-93.9%	(43.9)	(59.9)	-26.7%
Net income (Loss) for the period	(6.0)	(0.5)	1068.2%	(14.8)	10.7	-238.2%

EBITDA[1]	68.4	160.1	-57.3%	386.0	469.6	-17.8%

Edenor's Consolidation Summary (AR$ million)	4Q09	2009
Net Income Edenor	4.7	90.6
- 48,5% Minority Interests	(2.3)	(43.9)
- Loss Holding Company (EASA)[2]	(5.4)	(55.9)
- Other consolidation adjustments[3]	(3.0)	(5.7)
Net Income (Loss) Distribution Segment	(6.0)	(14.8)

     Net sales in connection with our distribution activities decreased by 17.4% to AR$499.6 million for the fourth quarter of 2009 compared to AR$604.8 million for the same period of 2008, mainly due to the decrease in the volume of energy sold and to the recognition of the retroactive portion of the CMM increase in the fourth quarter of 2008.

     Cost of sales decreased by 6.0% to AR$391.3 million for the fourth quarter of 2009 compared to AR$416.1 million for the same period of 2008, mainly due to an 11.4% decrease (AR$30.8 million) in the cost of energy purchased related to the decrease in the volume of energy purchased.

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Does not include results from its participation in controlled company, Edenor.
3 Includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities and goodwill amortization.

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     Therefore, gross profit related to our distribution activities decreased by 42.6% to AR$108.4 million for the fourth quarter of 2009 compared to AR$188.8 million for the same period of 2008. The gross margin related to our distribution activities decreased by 30.5% to 21.7% over sales for the fourth quarter of 2009 from 31.2% over sales for the same period in 2008. Both values reflect the decrease in the volume of energy sold among periods, and the recording of the retroactive portion of the CMM increase in the fourth quarter of 2008.

     Selling expenses increased 13.9% to AR$41.6 million for the fourth quarter of 2009 compared to AR$36.5 million for the same period of 2008, primarily due to an increases in salaries and social security charges (AR$2.7 million), which resulted from wage increases granted in 2009 and to the increase in allowance for doubtful accounts (AR$1.7 million).

     Administrative expenses increased by 20.4% to AR$47.8 million for the fourth quarter of 2009 compared to AR$39.7 million for the same period of 2008, primarily due to increases in salaries (AR$2.7 million).

     Operating income of our distribution activities decreased by 84.2% to AR$17.6 million for the fourth quarter of 2009 compared to AR$111.1 million for the same period of 2008. The total operating margin decreased by 80.9% to 3.5% over sales for the fourth quarter of 2009 from 18.4% over sales for the same period in 2008.

     Consolidated EBITDA related to our distribution activities decreased by 57.3% to AR$68.4 million for the fourth quarter of 2009, due to the decrease in energy purchases and the increase in salaries and third party services.

     Financial and holding results, net, related to our distribution activities represented a loss of AR$18.3 million for the fourth quarter of 2009 compared to a loss of AR$49.5 million for the same period of 2008, primarily due to losses related to net interest expenses, losses related to taxes and bank commissions, and holding results of financial assets that more than offset gains related to foreign exchange differences and the repurchase of financial debt.

     The distribution segment had other expenses, net of AR$4.5 million for the fourth quarter of 2009, mainly composed of accrued litigation expenses. Additionally, the distribution segment recorded a benefit for income taxes of AR$1.5 million for the fourth quarter of 2009 and an expense for minority interests of AR$2.3 million.

     Finally, our distribution activities registered a net loss of AR$6.0 million for the fourth quarter of 2009, compared to a net loss of AR$0.5 million for the same period in 2008.

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Holding Segment

				Fiscal year ended on
				December, 31st

			% Change
Holding Segment, consolidated (AR$ million)	4Q09	4Q08	4Q09	2009	2008	% Change

Sales revenue	0.6	27.7	-98.0%	15.1	34.7	-56.6%
Cost of sales	(0.0)	(1.7)	NA	(8.2)	(4.8)	70.2%
Gross profit	0.5	26.0	-98.0%	6.9	29.9	-77.1%
Administrative expenses	(10.2)	(19.2)	NA	(47.9)	(58.5)	-18.0%
Selling expenses	(0.2)	(0.4)	-47.0%	(1.0)	(3.5)	-71.4%
Goodwill amortization	-	(0.1)	-100.0%	-	(0.3)	-100.0%
Operating income	(9.8)	6.3	NA	(42.1)	(32.4)	30.0%
Financial and holding results:
Generated by assets	15.1	6.9	119.4%	76.7	0.2	31605.6%
Generated by liabilities	3.6	65.6	-94.5%	151.7	84.3	80.0%
Other income and expenses, net	(5.4)	(1.5)	254.1%	(6.1)	(2.3)	168.7%
(Loss) Gain before income tax and minority interest	3.4	77.3	-95.6%	180.2	49.9	261.4%
Income tax	(28.1)	(4.9)	473.5%	(25.8)	4.7	-646.6%
Minority interest	-	-	NA	-	-	NA
Net income (Loss) for the period	(24.6)	72.4	-134.0%	154.3	54.6	182.8%

EBITDA[1]	(7.4)	9.6	-176.9%	(30.1)	(19.7)	52.6%

     Net sales in connection with our holding segment decreased to AR$0.6 million for the fourth quarter of 2009 compared to AR$27.7 million for the same period of 2008. In the fourth quarter of 2009 those sales were all related to services that we provide to our subsidiaries and in the fourth quarter of 2008 they were related to sales at our real estate business (AR$1.8 million) and to revenues derived from services that we provided to our subsidiaries (AR$25.9 million). The reduction in services’ sales is related to the administrative restructuring that resulted in the transfer of most of the personnel that provided these services to our generation segment.

     Cost of sales related to our holding segment represents the cost of sales of our real estate activities, that were approximately ARS22,000 for the fourth quarter of 2009 compared to AR$1.7 million for the same period of 2008.

     Therefore, gross profit related to our holding segment decreased to AR$0.5 million for the fourth quarter of 2009 compared to AR$26.0 million for the same period of 2008, due to the decrease in revenues described above.

     Our selling expenses amounted to AR$0.2 million for the fourth quarter of 2009. Administrative expenses amounted to AR$10.2 million for the fourth quarter of 2009 compared to AR$19.2 million for the same period of 2008, mainly due to the transfer of personnel from our holding segment to our generation segment described above.

     Operating losses related to our holding segment amounted to AR$9.8 million for the fourth quarter of 2009 compared to an operating gain of AR$6.3 million for the same period of 2008, primarily explained by the accumulated recognition in the fourth quarter of 2009 of services provided to our generation subsidiaries.

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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     Consolidated EBITDA related to our holding segment represented a loss of AR$7.4 million for the fourth quarter of 2009, mainly explained by reduced sales that did not offset the related personnel cost and third party expenses.

     Financial and holding results, net, related to our holding activities represented a gain of AR$18.7 million for the fourth quarter of 2009 compared to a gain of AR$72.5 million for the same period of 2008, primarily due to gains generated by the holding of financial instruments (AR$16.3 million) that were partially offset by losses generated by net foreign exchange differences (AR$4.9 million), impairment of assets (AR$3.8 million), net interest expense (AR$0.5 million) and losses generated by consolidation adjustments to the value of our subsidiaries’ repurchased debt (AR$5.1 million). In the fourth quarter of 2008, our holding segment recorded a gain generated by the repurchase of AR$60.7 million of financial debt from subsidiaries.

     The holding segment recorded other expenses, net of AR$5.4 million, for the fourth quarter of 2009. Also, the holding segment recorded an income tax expense of AR$28.1 million for the fourth quarter of 2009.

     Finally, our holding segment registered a net loss of AR$24.6 million for the fourth quarter of 2009, compared to a AR$72.4 million gain for the same period in 2008.

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5. Summary of Electricity Generation

The following table summarizes Pampa’s electricity generation assets:

	Hidroelectric		Thermal
						Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB

Installed Capacity (MW)	265	388	361	369	620	2,003
Maket Share	1.0%	1.4%	1.3%	1.4%	2.3%	7.4%

Net Generation 2009 (GWh)	854	600	1,695	926	2,391	6,466
Maket Share	0.8%	0.6%	1.6%	0.9%	2.2%	6.1%
Sales 2009 (GWh)	1,162	927	2,216	1,297	3,199	8,801

Net Generation 2008 (GWh)	886	617	1,724	1,745	3,312	8,284
Variation Net Generation 2009 - 2008	-3.6%	-2.8%	-1.7%	-46.9%	-27.8%	-21.9%
Sales 2008 (GWh)	1,256	968	1,976	1,817	3,727	9,744

Average Price 2009 (AR$ / MWh)	133.5	160.6	197.5	127.2	255.2	195.8
Average Gross Margin 2009 (AR$ / MWh)	60.3	65.4	77.9	21.3	13.8	42.6
Average Gross Margin 2008 (AR$ / MWh)	54.1	56.7	62.8	27.5	20.4	38.3

Net Generation 4Q 2009 (GWh)	233	166	376	74	10	859
Maket Share	0.9%	0.6%	1.4%	0.3%	0.0%	3.2%
Sales 4Q 2009 (GWh)	311	245	643	83	267	1,549

Net Generation 4Q 2008 (GWh)	307	201	437	412	742	2,099
Variation Net Generation 4Q09 - 4Q08	-24.0%	-17.5%	-14.0%	-81.9%	-98.6%	-59.1%
Sales 4Q 2008 (GWh)	391	280	576	415	933	2,595

Average Price 4Q 2009 (AR$ / MWh)	116.2	131.7	190.7	232.4	161.4	163.6
Average Gross Margin 4Q 2009 (AR$ / MWh)	52.8	52.9	55.8	85.2	-65.6	35.4
Average Gross Margin 4Q 2008 (AR$ / MWh)	56.4	62.6	103.9	31.7	-4.4	39.4

Source: Pampa Energía S.A. and C.A.M.M.E.S.A.
Note: Gross Margin before amortizations and depreciations.

     In the fourth quarter of 2009 Pampa recorded a decrease in generation of 59.1% compared to the same period of 2008. This decrease is mainly explained by a higher utilization by the system of hydroelectric generation which created a decreased dispatch at Central Térmica Loma de la Lata and Central Térmica Piedra Buena. Nevertheless, our hydroelectric plants Los Nihuiles and Diamante also recorded a decrease in generation due to worse hydrologic conditions compared to the same period of 2008.

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6. Expansion Projects

Pampa is currently expanding its installed capacity to be sold both under the Energy Plus Program, whereby generators are able to freely negotiate contracts and prices directly with large consumers and to CAMMESA through Resolution SE N° 220/2007 agreements:

• Loma de la Lata Project. Pampa Energía is expanding Loma de la Lata’s current electricity generation capacity by 178 MW by means of converting the plant into a combined cycle system generator. The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant. In that sense, Loma de la Lata’s current 369 MW open cycle operates at an efficiency of approximately 32%. We currently expect that, upon completion of the project, Loma de la Lata’s combined cycle will operate at an efficiency of approximately 50% for 547 MW.

The project will require an estimated investment of US$216 million and will be sold both under the Energy Plus Program and to CAMMESA by means of the agreement signed with CAMMESA under Resolution SE N° 220/2007.

• Ingentis Project. Pampa along with the Province of Chubut will build an open-cycle thermal generation plant. Currently, and due to the local and international financial environment, the project is being redefined in terms of the capacity to be installed. In that sense, Ingentis’ Board of Directors decided to put one of the two GE 102,5 MW turbines on sale, considering that to be the best alternative given technical and financial developments that affected the originally planned project. Pampa is also reviewing the project’s location to take into consideration natural gas supply and transportation issues. For all these reasons the start of the construction of the project is currently delayed.

• Gas-Fired Engines. This project consists of two gas-fired motor generators with a combined installed capacity of approximately 16 MW and with an efficiency of 43%. Currently, the project is under review.

The following table summarizes the current status of Pampa’s expansion projects:

		New	Total	Invested as of		Estimated
		Capacity	Investment	of Dec'09		Starting
Project	Location	(MW)	(US$ MM)	(US$ MM)	Fuel	Operating
						Date
CTG	Salta	100	69	69	Natural Gas (1)	Completed

					Combined Cycle,
Loma de la Lata	Neuquén	178	216	216 (2)	no additional gas	3Q 2010
					required

Total		278	285	285

(1) Provision warranted by natural gas royalty assignment agreements.
(2) Includes AR$92.3 million corresponding to investments guaranteeing letters of credit of the project (included in the Consolidated Balance Sheet as Non Current Investments).

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7. Comparison of Information by segment

  Pampa focuses its business primarily on the electricity sector, participating in the generation, transmission and distribution sectors through the legal entities in which the Company holds an equity interest. Through its subsidiaries, and based on the nature, clients and risks involved, the following business segments have been identified:

• Electricity Generation, comprised by the direct and the indirect participation in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación and investments in shares of other companies related to the electricity generation business.

• Electricity Transmission, comprised by the indirect participation in Transener and its subsidiaries.

• Electricity Distribution, comprised by the indirect participation in Edenor and its controlling company Electricidad Argentina S.A. (“EASA”).

• Holding, comprised by the Company’s own business, such us consulting, financial investments, and investments in real estate and other companies not related to the electricity sector.

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7.1 | Consolidated Results for fiscal year ended on December 31st, 2009 (AR$)

Consolidated Results
(as of December 31st, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	1,715,127,849	290,483,423	2,077,860,000	9,227,266	-	4,092,698,538
Intra-segment sales	8,768,086	790,788	-	5,841,502	(14,027,943)	1,372,433

Total Sales	1,723,895,935	291,274,211	2,077,860,000	15,068,768	(14,027,943)	4,094,070,971

Cost of sales	(1,400,706,145)	(220,068,440)	(1,569,740,606)	(8,215,896)	1,465,100	(3,197,265,987)

Gross Income	323,189,790	71,205,771	508,119,394	6,852,872	(12,562,843)	896,804,984

Administrative expenses	(75,993,787)	(37,503,814)	(178,431,008)	(47,940,292)	11,413,343	(328,455,558)
Selling expenses	(17,988,817)	-	(137,999,000)	(1,012,935)	-	(157,000,752)
Goodwill amortization	(15,233,986)	763,398	(5,533,955)	-	-	(20,004,543)

Operating results	213,973,200	34,465,355	186,155,431	(42,100,355)	(1,149,500)	391,344,131

Financial and holding results:
Generated by assets	89,331,215	9,753,472	78,699,362	76,683,433	(15,771,540)	238,695,942
Generated by liabilities	(135,691,319)	(13,992,443)	(176,667,112)	151,650,410	16,921,040	(157,779,424)
Other income and expenses, net	(2,730,754)	4,737,915	2,044,000	(6,061,374)	-	(2,010,213)

(Loss) Gain before income tax and minority interest	164,882,342	34,964,299	90,231,681	180,172,114	-	470,250,436

Income tax	(68,442,336)	(4,792,909)	(61,143,001)	(25,824,226)	-	(160,202,472)
Minority interest	(38,631,222)	(12,749,921)	(43,930,000)	-	-	(95,311,143)

Net income (Loss) for the year	57,808,784	17,421,469	(14,841,320)	154,347,888	-	214,736,821

EBITDA[1]	291,202,178	95,071,281	385,991,567	(30,100,788)	(1,149,500)	741,014,738

Consolidated Assets & Liabilities
(as of December 31st, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	21
Building #4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.2 | Consolidated Results for fiscal year ended on December 31st, 2008 (AR$)

Consolidated Results
(as of December 31st, 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	1,780,683,218	228,522,916	2,000,198,000	4,301,627	-	4,013,705,761
Intra-segment sales	-	-	-	30,424,401	(30,298,308)	126,093

Total Sales	1,780,683,218	228,522,916	2,000,198,000	34,726,028	(30,298,308)	4,013,831,854

Cost of sales	(1,454,167,856)	(178,082,466)	(1,451,379,217)	(4,827,522)	6,097,809	(3,082,359,252)

Gross Income	326,515,362	50,440,450	548,818,783	29,898,506	(24,200,499)	931,472,602

Administrative expenses	(57,905,218)	(29,645,910)	(140,575,000)	(58,457,349)	24,200,499	(262,382,978)
Selling expenses	(9,846,227)	-	(126,260,000)	(3,545,412)	-	(139,651,639)
Goodwill amortization	(14,733,121)	800,550	(5,631,950)	(274,634)	-	(19,839,155)

Operating results	244,030,796	21,595,090	276,351,833	(32,378,889)	-	509,598,830

Financial and holding results:
Generated by assets	29,588,119	698,116	24,153,000	241,861	(5,789,051)	48,892,045
Generated by liabilities	(109,778,646)	(53,224,325)	(156,993,000)	84,252,102	5,789,051	(229,954,818)
Other income and expenses, net	(1,361,312)	9,782,738	(29,359,211)	(2,255,909)	-	(23,193,694)

(Loss) Gain before income tax and minority interest	162,478,957	(21,148,381)	114,152,622	49,859,165	-	305,342,363

Income tax	(62,720,678)	(7,346,920)	(43,498,382)	4,724,854	-	(108,841,126)
Minority interest	(37,652,814)	16,090,305	(59,915,000)	-	-	(81,477,509)

Net income (Loss) for the year	62,105,465	(12,404,996)	10,739,240	54,584,019	-	115,023,728

EBITDA[1]	318,618,619	77,885,992	469,632,076	(19,725,456)	-	846,411,231

Consolidated Assets & Liabilities
(as of December 31st, 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3,040,003,991	998,976,381	5,008,266,941	670,929,001	(579,997,774)	9,138,178,540
Total liabilities	1,495,664,266	556,245,297	2,698,438,204	142,762,261	(579,997,774)	4,313,112,254

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	22
Building #4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.3 | Consolidated Results 4Q 2009 (AR$)

Consolidated Results
(4Q 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	252,847,427	69,549,715	499,615,000	-	-	822,012,142
Intra-segment sales	3,368,086	445,330	-	552,014	(4,015,716)	349,714

Total Sales	256,215,513	69,995,045	499,615,000	552,014	(4,015,716)	822,361,856

Cost of sales	(213,191,711)	(53,668,929)	(391,261,032)	(22,380)	192,226	(657,951,826)

Gross Income	43,023,802	16,326,116	108,353,968	529,634	(3,823,490)	164,410,030

Administrative expenses	(23,982,453)	(10,690,130)	(47,813,008)	(10,176,800)	2,673,990	(89,988,401)
Selling expenses	(3,964,228)	-	(41,585,000)	(197,342)	-	(45,746,570)
Goodwill amortization	(3,809,083)	190,849	(1,384,361)	-	-	(5,002,595)

Operating results	11,268,038	5,826,835	17,571,599	(9,844,508)	(1,149,500)	23,672,464

Financial and holding results:
Generated by assets	125,896	332,338	8,084,362	15,057,509	1,142,184	24,742,289
Generated by liabilities	(10,474,939)	(4,905,411)	(26,397,112)	3,579,613	7,316	(38,190,533)
Other income and expenses, net	(2,564,462)	1,456,922	(4,541,000)	(5,357,606)	-	(11,006,146)

(Loss) Gain before income tax and minority interest	(1,645,467)	2,710,684	(5,282,151)	3,435,008	-	(781,926)

Income tax	(4,729,290)	561,875	1,508,758	(28,076,407)	-	(30,735,064)
Minority interest	(5,123,636)	(1,055,455)	(2,265,000)	-	-	(8,444,091)

Net income (Loss) for the year	(11,498,393)	2,217,104	(6,038,393)	(24,641,399)	-	(39,961,081)

EBITDA[1]	29,526,301	21,014,122	68,354,757	(7,379,991)	(1,149,500)	110,365,689

Consolidated Assets & Liabilities
(as of December 31st, 2009)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	23
Building #4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

7.4 | Consolidated Results 4Q 2008 (AR$)1

Consolidated Results
(4Q 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Sales	396,399,908	62,537,032	604,847,000	1,817,191	-	1,065,601,131
Intra-segment sales	-	-	-	25,921,149	(26,678,416)	(757,267)

Total Sales	396,399,908	62,537,032	604,847,000	27,738,340	(26,678,416)	1,064,843,864

Cost of sales	(303,784,315)	(48,940,263)	(416,088,821)	(1,722,098)	5,214,448	(765,321,049)

Gross Income	92,615,593	13,596,769	188,758,179	26,016,242	(21,463,968)	299,522,815

Administrative expenses	(33,033,298)	(9,749,080)	(39,697,000)	(19,244,962)	24,200,499	(77,523,841)
Selling expenses	(2,898,443)	-	(36,516,000)	(371,999)	-	(39,786,442)
Goodwill amortization	(3,644,880)	269,750	(1,436,148)	(68,658)	-	(4,879,936)

Operating results	53,038,972	4,117,439	111,109,031	6,330,623	2,736,531	177,332,596

Financial and holding results:
Generated by assets	50,010,720	(2,344,140)	6,868,000	6,863,831	(5,789,051)	55,609,360
Generated by liabilities	(77,541,948)	(26,399,663)	(56,374,000)	65,607,788	5,789,051	(88,918,772)
Other income and expenses, net	(1,812,417)	1,404,737	(6,639,211)	(1,513,208)	(2,736,531)	(11,296,630)

(Loss) Gain before income tax and minority interest	23,695,327	(23,221,627)	54,963,820	77,289,034	-	132,726,554

Income tax	(6,852,262)	(3,766,469)	(18,157,711)	(4,895,885)	-	(33,672,327)
Minority interest	(9,816,827)	13,593,282	(37,323,000)	-	-	(33,546,545)

Net income (Loss) for the year	7,026,238	(13,394,814)	(516,891)	72,393,149	-	65,507,682

EBITDA[1]	74,112,608	18,223,276	160,086,376	9,592,321	2,736,531	264,751,112

Consolidated Assets & Liabilities
(as of December 31st, 2008)	Generation	Transmission	Distribution	Holding	Deletions	Consolidated

Total assets	3,040,003,991	998,976,381	5,008,266,941	670,929,001	(579,997,774)	9,138,178,540
Total liabilities	1,495,664,266	556,245,297	2,698,438,204	142,762,261	(579,997,774)	4,313,112,254

______________________________________
1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	24
Building #4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

Information about the Conference Call

      There will be a conference call to discuss Pampa’s fourth quarter 2009 results on Wednesday, March 10th, 2010 at 10:00 a.m. New York Time / 12.00 p.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0-800-444-0930 in Argentina, (1 800) 860-2442 in the United States or (1 412) 858-460 from any other country. Participants of the conference call should use the identification password Pampa (72672) and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir page in the investor relation sector.

You may find additional information on the Company at:

www.pampaenergia.com/ir
www.cnv.org.ar

3302 Ortiz de Ocampo Street,	Tel +54-11-4809-9500	25
Building #4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ir
Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.